Exhibit (a)(1)(I)

LEAPFROG BOARD OF DIRECTORS REAFFIRMS SUPPORT OF MERGER WITH VTECH; NO SUPERIOR PROPOSALS HAVE BEEN MADE OR ARE PENDING

EMERYVILLE, Calif.—March 30, 2016—LeapFrog Enterprises, Inc. (NYSE: LF) today reiterated its recommendation that LeapFrog’s stockholders accept the currently outstanding tender offer from an indirect, wholly-owned subsidiary of VTech Holdings Limited (“VTech”) for $1.00 per share for all outstanding shares of Class A common stock and Class B common stock.  The offer is currently scheduled to expire at 11:59 p.m., New York City time, on April 1, 2016.

“The value, certainty and timing offered by the VTech tender offer, which represented a 75 percent premium to the closing price of LeapFrog’s Class A Common Stock on the New York Stock Exchange on February 4, 2016, provides stockholders with the greatest value available,” said Bill Chiasson, the Chairman of LeapFrog’s Board of Directors.  All of LeapFrog’s outstanding Class B Common Stock has been tendered in the offer.

The Company has not received any offers or proposals other than the proposal from L&M Acquisition, which the Board of Directors determined was not a superior proposal to the VTech transaction for reasons discussed in detail in the Company’s amendment to its Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on March 25, 2016.  No communications from L&M have been received by the Company since March 24, 2016. “We believe it is in the best interest of all stockholders to tender their shares in support of the VTech merger and allow the transaction to close as soon as possible,” continued Mr. Chiasson.

The Depositary and Paying Agent for the tender offer is Computershare Trust Company, N.A.  The information agent for the tender offer is Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, New York 10036.

About LeapFrog

LeapFrog Enterprises, Inc. is the leader in innovative solutions that encourage a child’s curiosity and love of learning throughout their early developmental journey. For 20 years, LeapFrog has helped children expand their knowledge and imagination through award-winning products that combine state-of-the-art educational expertise led by the LeapFrog Learning Team, innovative technology, and engaging play — turning playtime into quality time. LeapFrog’s proprietary learning tablets and ground-breaking developmental games, learn to read and write systems, interactive learning toys and more are designed to create personalized experiences that encourage, excite and build confidence in children. LeapFrog is based in Emeryville, California, and was founded in 1995 by a father who revolutionized technology-based learning solutions to help his child learn how to read. Learn more at www.leapfrog.com.

Statement on Cautionary Factors

Any statements made in this communication that are not statements of historical fact are forward-looking statements and should be evaluated as such.  Forward-looking statements include statements that may relate to future events, the timing and success of the VTech offer and other information that is not historical information.  Factors that may materially affect such forward-looking statements include the failure of any of the conditions to VTech’s offer being satisfied and any determination by the holders of Class B shares to withdraw their tendered shares.

Notice to Investors

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of LeapFrog’s Class A and Class B Common Stock is being made pursuant to an offer to purchase and related materials that VTech and its indirect wholly-owned subsidiary have filed with the SEC.  The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents), as amended, and the solicitation/recommendation statement, as amended, contain important information that should be read carefully before making any decision to tender securities in the tender offer. The tender offer statement and the solicitation/recommendation statement have been mailed to LeapFrog’s stockholders at no expense to them..  The tender offer statement and related materials may be obtained at no charge by directing a request by mail to Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, New York 10036, or by calling toll-free (877) 629-6355, and may also be obtained from the website maintained by the SEC at www.sec.gov.

Contact Information:

Investors:	Media:
Nancy Lee	Katie Zeiser
Investor Relations	Public Relations
(510) 420-5150	(510) 420-5331
ir@leapfrog.com	kzeiser@leapfrog.com